# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allogene Therapeutics, Inc., CIK 0001737287
CUSIP: 019770106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 210 East Grand Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 09/28/2026
Amends the filing with accession number 0001387131-22-000412
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James G. Coulter (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jon Winkelried (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Allogene Therapeutics, Inc.
Address of issuer's principal executive offices: 210 East Grand Avenue, South San Francisco, California (CA), 94080
Comment: This Amendment No. 5 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on October 25, 2018, as amended and supplemented by Amendment No. 1 filed on May 15, 2019, Amendment No. 2 filed on July 10, 2020, Amendment No. 3 filed on August 10, 2020 and Amendment No. 4 filed on January 18, 2022 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the first three paragraphs of Item 2(a) of the Original Schedule 13D in their entirety as set forth below:

"This Schedule 13D is being filed jointly on behalf of TPG GP A, LLC, a Delaware limited liability company ("TPG GP A"), James G. Coulter and Jon Winkelried (each a "Reporting Person" and collectively, the "Reporting Persons").

TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the managing member of TPG GPCo, LLC, a Delaware limited liability company, which is the managing member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group I, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG GenPar VII Advisors, LLC, a Delaware limited liability company and (ii) The Rise Fund GenPar Advisors, LLC, a Delaware limited liability company. TPG GenPar VII Advisors, LLC is the general partner of TPG GenPar VII, L.P., a Delaware limited partnership, which is the general partner of TPG Carthage Holdings, L.P., a Delaware limited partnership, which directly held shares of Common Stock. The Rise Fund GenPar Advisors, LLC is the general partner of The Rise Fund GenPar, L.P., a Delaware limited partnership, which it the general partner of The Rise Fund Carthage, L.P., a Delaware limited partnership (together with TPG Carthage Holdings, L.P., the "TPG Funds"), which directly held shares of Common Stock.

Because of TPG GP A's relationship with the TPG Funds, TPG GP A may have been deemed to have beneficially owned the shares of Common Stock held by the TPG Funds. TPG GP A is controlled by entities owned by Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may have been deemed to have beneficially owned the shares of Common Stock held by the TPG Funds. Messrs. Coulter and Winkelried disclaim beneficial ownership of the shares of Common Stock held by the TPG Funds except to the extent of their pecuniary interest therein."
Residence or business address:
This Amendment amends and restates Item 2(b) of the Original Schedule 13D in its entirety as set forth below:

"The business address of each Reporting Person is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A (the "TPG GP A Officers"). All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

James G. Coulter (Executive Chairman)
Jon Winkelried (Chief Executive Officer)
Axel Andre (Chief Financial Officer)
Anilu Vazquez-Ubarri (Chief Operating Officer)
Jennifer L. Chu (General Counsel)
Joann Harris (Chief Compliance Officer)
Martin Davidson (Chief Accounting Officer)
Steven A. Willmann (Treasurer)
Jean-Baptiste Garcia (Vice President)
Matthew White (Vice President)"
Present principal occupation or employment:
This Amendment amends and restates Item 2(c) of the Original Schedule 13D in its entirety as set forth below:

"The principal business of TPG GP A is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Coulter is Executive Chairman and Director of TPG Inc. and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Winkelried is Chief Executive Officer and Director of TPG Inc. and officer, director and/or manager of other affiliated entities.

See response to Item 2(b) above."
Criminal convictions in the last five years:
This Amendment amends and restates Item 2(d) of the Original Schedule 13D in its entirety as set forth below:

"During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)."
Civil proceedings (securities laws) in the last five years:
This Amendment amends and restates Item 2(e) of the Original Schedule 13D in its entirety as set forth below:

"During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."
Citizenship:
This Amendment amends and restates Item 2(f) of the Original Schedule 13D in its entirety as set forth below:

"Each of Messrs. Coulter, Winkelried and the TPG GP A Officers is a United States citizen."

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following after the two paragraphs titled "August 2020 Distribution in Kind":

"On September 28, 2026, the TPG Funds sold an aggregate of 18,716,306 shares of Common Stock at a price of $1.55 per share pursuant to Rule 144 under the Securities Act of 1933, as amended (the "September 2026 Offering")."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5(a) of the Original Schedule 13D in its entirety as set forth below:

"As a result of the September 2026 Offering, the Reporting Persons no longer beneficially own any shares of Common Stock."
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
This Amendment amends and restates Item 5(e) of the Original Schedule 13D in its entirety as set forth below:

"As a result of the September 2026 Offering, on September 28, 2026 the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock."

## Signatures
- TPG GP A, LLC: /s/ Matthew White, Matthew White / Vice President (09/30/2026)
- James G. Coulter: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (09/30/2026)
- Jon Winkelried: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (09/30/2026)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Securities and Exchange Commission (the "Commission") as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).